

December 14, 2010

Mercedes Walton
Chief Executive Officer
Cryo-Cell International, Inc.
700 Brooker Creek Blvd
Suite 1800
Oldsmar, FL 34677

  Re: **Cryo-Cell International, Inc.**
     Form 10-K
     Filed March 1, 2010
     File No. 000-23386

Dear Ms. Walton:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       /s/ Larry Spirgel
       Larry Spirgel
       Assistant Director